Interactive Strength Inc.

1005 Congress Avenue, Suite 925

Austin, TX 78701

June 28, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Interactive Strength Inc.
Registration Statement on Form S-1 (File No. 333-280410), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Interactive Strength Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 (333-280410), as amended, so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Monday, July 1, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Trent A. Ward
Trent A. Ward
Chief Executive Officer